Exhibit 8.1

FROST BROWN TODD LLC

Attorneys

KENTUCKY · OHIO · INDIANA · TENNESSEE · WEST VIRGINIA

February 27, 2013

THE BANCorp, Inc.

P.O. Box 500

La Grange, Kentucky  40031

Re:                             Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Merger”) of THE BANCorp, Inc., a Kentucky corporation (“Company”), with and into Sanders Merger Sub, LLC, a Kentucky limited liability company (“Merger Sub”) that is a disregarded entity for federal income tax purposes and is wholly-owned by S.Y. Bancorp, Inc., a Kentucky corporation (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of December 19, 2012, by and among Company, Merger Sub, and Purchaser, as amended on February 26, 2013 (the “Agreement”).  All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Purchaser, executed by a duly authorized officer of Purchaser, and (b) the Certificate of Representations of Company, executed by a duly authorized officer of Company (collectively, the “Certificates”), (iii) the Registration Statement of Purchaser on Form S-4, and the proxy statement of Company/prospectus of Purchaser included therein, filed with the Securities and Exchange Commission (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version.  We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof.  In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither Purchaser nor Company will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate.  We assume that any holder of shares of Company Common Stock that has asserted, as of the Effective Time, dissenters’ rights will receive, pursuant to statutory procedures, an amount per share of Company Common Stock that will not exceed the value of the Per Share Merger Consideration.  Finally, we assume that the total value of shares of Purchaser Common Stock issued in the Merger based upon the closing sales price of shares of Purchaser Common Stock as reported on NASDAQ on the day immediately preceding the Effective Time (the “Continuity of Interest Date”) shall not be less than 45% of the total Aggregate Merger Consideration (the “Continuity of Interest Test”).  This opinion shall be withdrawn and of no effect in the event that the Continuity of Interest Test is not met on the Continuity of Interest Date.

Our opinion is based on the understanding that the relevant facts (including the representations made in the Certificates) are, and will be as of the Effective Time, as set forth in this opinion.  If this understanding is incorrect or incomplete in any respect, our opinion may be affected.  Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist.  These authorities are all subject to change, and such change may be made with retroactive effect.  We can give no assurance that, after any such change, our opinion would not be different.  Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

DESCRIPTION OF THE MERGER

The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, on the date and at the time that the Articles of Merger are filed with the Secretary of State of the Commonwealth of Kentucky or such later time as may be specified in the Articles of Merger.  Pursuant to the Merger, Merger Sub will be the surviving entity, and the separate corporate existence of Company will cease.

As of December 19, 2012, the authorized capital stock of Company consisted of 100,000 shares of Company Common Stock, of which 41,933 shares were issued and outstanding, and 10,000 shares of preferred stock, none of which were issued and outstanding.  As of December 19, 2012, the authorized capital stock of Purchaser consisted of 20,000,000 shares of voting common stock, of which 13,915,757 shares were issued and outstanding, and 1,000,000 shares of preferred stock, of which 400,000 shares were issued and outstanding.  As of February 26, 2013, all of the membership interests of Merger Sub were owned by Purchaser.

At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares owned by Company, Purchaser, or Merger Sub and Dissenting Shares) shall be converted into the right to receive (i) a number of shares of Purchaser Common Stock equal to the Per Share Stock Consideration, and (ii) an amount of cash equal to the Per Share Cash Consideration.  This means that, subject to certain potential adjustments, described below, each such share of Company Common Stock will be converted into the right to receive 12.7557 shares of Purchaser Common Stock and an amount of cash equal to $185.81 per share of Company Common Stock.  The aggregate Per Share Cash Consideration will be decreased on a dollar for dollar basis to the extent by which Company shareholders’ equity is less than $17,860,000, as calculated according to a formula set forth in the Agreement and described in the Registration Statement.

It is possible that the Per Share Stock Consideration may be adjusted prior to the Effective Time.  The Agreement provides that (i) if the volume weighted average price per share of Purchaser Common Stock for the twenty consecutive trading days immediately preceding the first date on which all regulatory approvals have been received and Company’s shareholders have approved the Agreement has declined by more than 15% from the volume weighted average price per share of Purchaser Common Stock for the twenty consecutive trading days immediately preceding the date of the execution of the Agreement, and (ii) the Purchaser Common Stock also underperforms the NASDAQ Bank Index by more than 15% during such period, then Company may elect to terminate the Agreement unless Purchaser elects to increase the Per Share Stock Consideration pursuant to a prescribed formula to offset any reduction in the value of the merger consideration that exceeds the 15% decline permitted by the Agreement.

Based on the current price per share of the Purchaser’s Common Stock as reported on NASDAQ, the merger consideration is comprised of approximately 40% cash and 60% Purchaser Common Stock.  Purchaser and Company have represented that the Continuity of Interest Test will be met on the Continuity of Interest Date.

The Agreement also contains a number of conditions to closing that are customary for similar transactions.

No certificate or scrip representing fractional shares of Purchaser Common Stock will be issued in the Merger.  In lieu thereof, each holder of Company Common Stock who otherwise would be entitled to receive a fractional share of Purchaser Common Stock (after taking into account all certificates representing shares of Company Common Stock delivered by such holder) will receive cash in an amount determined pursuant to the Agreement.

Immediately following the Merger, Purchaser will cause Merger Sub to merge with and into Purchaser (the “Holding Company Merger”), with Purchaser surviving the Holding Company Merger and continuing to exist as in effect immediately prior to the Holding Company Merger.  Immediately following the Holding Company Merger, Purchaser will cause THE BANK — Oldham County, Inc., a wholly owned subsidiary of Company, to be merged (the “Bank Merger”) with and into Stock Yards Bank & Trust Company, a wholly owned subsidiary of Purchaser, with Stock Yards Bank & Trust Company surviving the Bank Merger as a wholly owned subsidiary of Purchaser.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1.                                       The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code.  The Merger will be treated for federal income tax purposes as if Company merged directly into Purchaser.  Company and Purchaser will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.                                       No gain or loss will be recognized by Company or Purchaser as a result of the Merger.

3.                                       A holder of shares of Company Common Stock receiving solely cash in exchange for such shareholder’s shares of Company Common Stock (as a result of such shareholder’s dissent to the Merger) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s shares of Company Common Stock, subject to the provisions and limitations of Section 302 of the Code.

4.                                       A holder of shares of Company Common Stock receiving both cash and shares of Purchaser Common Stock in exchange for such shareholder’s shares of Company Common Stock (not including any cash received in lieu of fractional shares of Purchaser Common Stock) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional shares of Purchaser Common Stock).  Unless the redemption is treated as a dividend under the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Company), the gain will be capital gain if the shares of Company Common Stock are held by such shareholder as a capital asset at the time of the Merger.

5.                                       A holder of shares of Company Common Stock receiving cash in lieu of fractional shares of Purchaser Common Stock will recognize gain or loss as if such fractional shares of Purchaser Common Stock were distributed as part of the Merger and then redeemed by Purchaser, subject to the provisions and limitations of Section 302 of the Code.

6.                                       The aggregate tax basis of shares of Purchaser Common Stock received by a holder of shares of Company Common Stock in the Merger (including fractional shares of Purchaser Common Stock, if any, deemed to be issued and redeemed by Purchaser) generally will be equal to the aggregate tax basis of the shares of Company Common Stock surrendered in the Merger, reduced by the amount of cash received by the shareholder in the Merger (excluding cash received in lieu of fractional shares of Purchaser Common Stock), and increased by the amount of gain recognized by the shareholder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional shares of Purchaser Common Stock).

7.                                       The holding period of the shares of Purchaser Common Stock received by a holder of shares of Company Common Stock will include the period during which the shares of Company Common Stock surrendered in exchange therefor were held, provided the shares of Company Common Stock are a capital asset in the hands of the holder of shares of Company Common Stock at the time of the Merger.

*   *   *

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion.  We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.  Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of shares of Company Common Stock in light of that holder’s particular status or circumstances, including, without limitation, holders of shares of Company Common Stock that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose shares of Company Common Stock were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive shares of Purchaser Common Stock other than in exchange for shares of Company Common Stock, (x) persons who hold shares of Company Common Stock as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold shares of Company Common Stock other than as capital assets, (xii) holders of shares of Company Common Stock who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities.  We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent.  Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the caption “Material Federal Income Tax Consequences of the Merger.”  In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ FROST BROWN TODD LLC